Exhibit 99.1

Press Release

Swisscom Group Interim Report as at March 31, 2003:

Swisscom on track –
Revenue and operating income remain stable

	31.3.2002	31.3.2003	Change

Net revenue (in CHF million)	3,517	3,517	–

EBITDA (in CHF million)	1,168	1,163	–0.4%

EBIT (in CHF million)	679	680	0.1%

Net income (in CHF million)	420	409	–2.6%

ADSL accesses (at 31.3)	63,000	250,000	296.8%

Mobile customer base (in millions at 31.3)	3.43	3.63	6.0%

Employees (FTEs at 31.3)	21,475	20,376	–5.1%

The Swisscom Group's results for Q1 2003 are in line with expectations, with revenue and operating income before interest, tax, depreciation and amortization (EBITDA) remaining stable at CHF 3.52 billion and CHF 1.16 billion respectively. Switzerland’s leading telecommunications company anticipates continuing strong pressure on revenue and margins for fiscal 2003. However, thanks to consistent cost management, EBITDA is expected to match last year’s figure (CHF 4.4 billion).

In Q1 2003 Swisscom posted virtually unchanged net revenue of CHF 3,517 million and EBITDA of CHF 1,163 million compared with the same period last year. It should be borne in mind that in the case of net revenue, as from 2003 revenue from Business Numbers of other providers is reported net, i.e. after deduction of the shares of these providers. Had the same reporting method been applied last year, net revenue for 2002 would have been CHF 42 million lower.

Revenue from fixed-network telephony continues to decline, with Fixnet posting revenue down 9.4% (including revenue from other segments; Enterprise Solutions reported a 10.9% decline. Demand for ADSL remains strong: Swisscom has already notched up 250,000 broadband Internet customers. Mobile maintained revenue at the previous year’s level. debitel posted 15.9% revenue growth for the first quarter.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	1

Press Release

An impairment to the Group’s holding in the “swiss” airline company of CHF 33 million resulted in a lower financial result. This reduces the book value of the holding to CHF 5 million.

At CHF 409 million, the Swisscom Group’s net income for Q1 2003 was CHF 11 million down on the previous year. Swisscom reduced headcount by 5.1% to 20,376 FTEs.

The financing of the Swisscom Group remains extremely sound. Net debt fell from CHF 642 million at the end of 2002 to CHF 104 million at March 31, 2003. On May 9, 2003 Swisscom paid a dividend of CHF 12 per share; a par value repayment of CHF 8 per share will be made in Q3. This will bring the total amount distributed by Swisscom to shareholders in the current year to CHF 1.3 billion.

In view of the tense market situation, Swisscom expects pressure on revenue and margins to persist throughout the current year. Revenue in the Swiss market is likely to fall in overall terms in the absence of any change in market and regulatory conditions. Thanks to consistent cost management, however, Swisscom expects operating income before interest, tax, depreciation and amortization (EBITDA) to match the result for 2002.

Segment reports:

At Fixnet, revenue from third parties for the first quarter was down 8.5% year-on-year. Whilst the number of broadband accesses (ADSL) increased, telephony traffic and international wholesale business posted a decline.

The decline in retail telephony traffic (6.2%) is due to a number of factors. Following the introduction of a new numbering system in Q2 2002, Swisscom’s market share in the local sector fell to the same level as in the long-distance sector. Traffic volume dropped further as a result of the ongoing substitution effect by mobile and the migration of Internet traffic to Business Numbers. The decline was partially offset by the increase in revenue from fixed-to-mobile.

The lower revenue in wholesale telephony traffic (CHF 49 million) is primarily due to the closure of sales offices in a number of European countries and the disposal of the business activities of Swisscom North America. This business produced a very low margin, with little impact on EBITDA.

Revenue from analog and digital accesses, broadband accesses (ADSL) in respect of retail and wholesale customers and Internet subscription fees advanced by CHF 26 million. Of this, CHF 25 million was attributable to growth in the number of ADSL accesses. In Q1 2003 Swisscom installed 55,000 new ADSL accesses: 31,000 for retail customers and 24,000 for customers of other providers.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	2

Press Release

Other revenues fell by CHF 51 million, of which CHF 29 million was attributable to a change in the booking method for Business Numbers of other providers. Effective 2003 these revenues are booked net, i.e. after deduction of the shares of these providers.

Fixnet revenue from other segments is down CHF 47 million, mainly due to the fall-off in revenue with Enterprise Solutions as a result of lower prices and volumes.

Due to lower network costs, in particular, operating expenses at Fixnet fell by 10.9%. The closure of sales offices and the disposal of business activities abroad resulted in lower network costs and a corresponding fall in revenue. Personnel expenses increased to CHF 42 million (previous year: CHF 2 million) due to the costs associated with reducing headcount in Q1 2003.

The decline in revenue in wholesale business had only a slight effect on EBITDA. Revenue losses from retail telephony traffic were largely offset by reductions in costs.

For 2003 Fixnet expects revenue to fall as a result of the new numbering plan, the ongoing substitution by mobile and further marginal losses in market share.

The Mobile segment’s revenue from third-party business in Q1 2003 fell 0.4% year-on-year to CHF 808 million.

Revenue from Connectivity Voice grew 1.2%, primarily due to an increase in subscribers. Partly due to economic reasons, average minutes per user (AMPU) and average revenue per user (ARPU) were down slightly on the previous year. Another reason for the lower ARPU was the price war for business customers and subscription switching by residential customers. By contrast, there was a net increase of 205,000 subscribers to 3,634,000.

Revenue from Connectivity Data and Value Added Services rose largely as a result of a change in the booking method. Effective 2003 net revenue from Business Numbers is reported net after deduction of the service provider shares (in 2002 this would have resulted in CHF 11 million lower revenue). The number of SMS messages sent by Mobile customers grew 13.7%. However, newer services such as Multimedia Messaging (MMS) and Mobile Solutions have yet to make any substantial positive impact on revenue.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	3

Press Release

Operating expenses for the Mobile segment were reduced by CHF 34 million. The establishment of new business areas and in-house expertise, accompanied by a reduction in the deployment of external resources, resulted in higher personnel expenses. The commissions for customer acquisition and loyalty remained at virtually the same level as the previous year. Expenditure on terminals and network costs declined.

With lower operating expenses, the segment’s operating income (EBITDA) advanced CHF 27 million to CHF 519 million.

Despite continued pressure on ARPU, Mobile forecasts a volume-driven increase in revenue for full-year 2003.

Revenue of Enterprise Solutions from third parties fell 10.3% to CHF 322 million. CHF 18 million of the CHF 37 million drop in revenue was attributed to telephony traffic. As at Fixnet, this decline resulted from the new numbering plan introduced last year, the uniform national tariff and the fixed-to-mobile substitution effect. The decrease in Networking is largely attributed to the drop in revenue from leased lines.

The loss of some 380 FTEs was announced in January 2003. CHF 31 million was spent on cutting 205 FTEs by March 31, 2003. Disregarding job-reduction costs, operating expenses fell in line with the drop in revenue and volumes.

The decline in the segment’s EBITDA from CHF 40 million to CHF 5 million is mainly due to staff reductions. Enterprise Solutions expects a drop in revenue for the full year as a result of the new numbering plan introduced in 2002, the decline in leased lines and general price and competitive pressure.

debitel posted a 15.9% increase in overall revenue. The first quarter of 2003 saw an increase of 73,000 in the number of subscribers, including 61,000 in Germany. This rise is primarily due to the subscriber base in the postpaid sector. The 23.8% increase in revenue in Germany is mainly attributable to expansion in dealer business and the growing number of subscribers. The leading factor in the CHF 10 million drop in EBITDA is the costs incurred in customer acquisition.

In fiscal 2002 an impairment of CHF 702 million was booked on the goodwill of debitel. This reduces the future annual goodwill amortization by some CHF 104 million (Q1: CHF 26 million).

Due to a larger subscriber base, debitel anticipates higher overall revenue for the current year.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	4

Press Release

The segment Other encompasses the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and Billag AG. The segment’s net revenue from third parties and EBITDA are in line with the previous year’s figures. The decline in revenue of Swisscom Systems AG is due in particular to the loss of recurrent earnings from the rental and servicing of PBX systems. Swisscom IT Services AG increased net revenue from third parties by CHF 5 million to CHF 55 million. As the CHF 80 million in expenses associated with the reduction in headcount at Swisscom Systems AG was already posted in the fourth quarter of 2002, EBITDA for the segment Other in 2003 will be higher than the previous year.

The detailed interim report is available online at:

www.swisscom.com/q1-report-2003

Berne, May 14, 2003

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	5